EXHIBIT 99.1

ADC Therapeutics Announces Abstracts to be Presented at the 63rd ASH Annual Meeting

Several presentations will highlight broad potential of CD19-targeted ADC ZYNLONTA® (loncastuximab tesirine-lpyl) as a single agent and in combination for the treatment of non-Hodgkin lymphomas

Lausanne, Switzerland, November 4, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today announced abstracts for ZYNLONTA® and ADCT-602 have been accepted for presentations at the 63rd American Society of Hematology (ASH) Annual Meeting, which will be held virtually and in Atlanta, Georgia from December 11-14, 2021.

“We look forward to sharing data on our targeted ADCs as single agents and in innovative combinations at the 2021 ASH Annual Meeting,” said Joseph Camardo, MD, Chief Medical Officer of ADC Therapeutics. “This will include presentations from investigators on subset data from our pivotal Phase 2 study and data on the use of ZYNLONTA post-CAR-T. We are also encouraged by the anti-tumor activity and manageable safety profile of ZYNLONTA in combination with ibrutinib. The Phase 2 protocol has recently been amended with a higher and more frequent dose of ZYNLONTA to potentially enhance the response and to investigate this combination in earlier lines of therapy.”

Details of ADC Therapeutics’ oral presentation are as follows:

Planned Interim Analysis of a Phase 2 Study of Loncastuximab Tesirine Plus Ibrutinib in Patients with Advanced Diffuse Large B-Cell Lymphoma (LOTIS-3)

Abstract: 54

Date and Time: Saturday, December 11, 2021, 10:45 a.m. EST

Session: 627. Aggressive Lymphomas: Clinical and Epidemiological: Population data for Aggressive NHL Management

Details of ADC Therapeutics’ poster presentations are as follows*:

Clinical Characteristics and Responses of Patients with Relapsed or Refractory High-Grade B-cell Lymphoma Treated with Loncastuximab Tesirine in the LOTIS-2 Clinical Trial

Abstract: 3575

Date: Monday, December 13, 2021

Session: 626. Aggressive Lymphomas: Prospective Therapeutic Trials: Poster III

Combination of Loncastuximab Tesirine and Polatuzumab Vedotin Shows Increased Anti-Tumor Activity in Pre-Clinical Models of Non-Hodgkin Lymphoma

Abstract: 2273

Date: Sunday, December 12, 2021

Session: 605. Molecular Pharmacology and Drug Resistance: Lymphoid Neoplasms: Poster II

CD19-mediated DNA Damage Boost in Lymphoma Cells Treated with Loncastuximab Tesirine in Combination with PARP inhibitors

Abstract: 1342

Date: Saturday, December 11, 2021

Session: 622. Lymphomas: Translational—Non-Genetic: Poster I

Details of an independently developed ZYNLONTA poster are as follows:

The Anti-CD19 Antibody-Drug Conjugate Loncastuximab Tesirine Achieved Responses in Patients with Diffuse Large B-cell Lymphoma Who Relapsed After Anti-CD19 CAR T-Cell Therapy

Abstract: 2489

Date: Sunday, December 12, 2021

Session: 626. Aggressive Lymphomas: Prospective Therapeutic Trials: Poster II

Details of an independently developed ADCT-602 poster are as follows:

A Phase 1 Trial of ADCT-602, a CD22 Targeting Antibody Drug Conjugate Bound to PBD Toxin in Adult Patients with Relapsed or Refractory CD22+ B-Cell Acute Lymphoblastic Leukemia

Abstract: 1237

Date: Saturday, December 11, 2021

Session: 614. Acute Lymphoblastic Leukemias: Therapies, Excluding Transplantation and Cellular Immunotherapies: Poster I

*Posters will be available in the poster exhibit hall in the Georgia World Congress Center on these dates: December 11: 9:00 a.m.–7:30 p.m. EST; December 12 & 13: 9:00 a.m.–8:00 p.m. EST.
Presenters planning to attend in-person are expected to present during the final two hours of the noted viewing time.

The abstracts are available through the ASH online meeting program and will be published in the November supplemental issue of Blood.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA® (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

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ADC Therapeutics

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ADC Therapeutics
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